UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 12, 2010, announcing that the Company has entered into an agreement to acquire from Shell España S.A. the assets and operations of the Shell Las Palmas terminal in the Canary Islands.

Attached as Exhibit 2 is a copy of the press release of the Company, dated April 27, 2010, announcing the Company's plans to construct an in-land storage facility in the United Arab Emirates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: May 13, 2010	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc. Announces Agreement to Acquire Shell
Las Palmas Terminal

Accretive Acquisition Provides Strategic Presence in the Canary Islands; Company Continues to
Actively Consolidate Global Marine Fuel Supply Industry

PIRAEUS, Greece, May 12, 2010 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced it has entered into an agreement to acquire from Shell Espana S.A. the assets and operations of the Shell Las Palmas terminal in the Canary Islands, which is located near the northwest coast of mainland Africa. The acquisition, which is subject to the completion of detailed documentation, is expected to close by the end of July.

The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated in-land storage facilities totalling approximately 65,000 cubic meters in capacity as well as on-site blending facilities to sell all grades of fuel oils and distillates. Las Palmas generates total annual marine fuel sales volumes in excess of approximately 2.0 million metric tons, of which Shell Espana had an approximate 18% market share, and a 25% market share in fuel oil 380 cst. Consistent with Aegean Marine's plan to conduct physical supply operations in the Canary Islands and provide comprehensive marine fuel services to vessels both in port and at sea, the Company intends to initially deploy two double-hull bunkering tankers to the Shell Las Palmas terminal. Following the sale of the terminal, Shell Espana will exit the Las Palmas marine fuel business. All employees of the terminal will be retained by Aegean Marine.

E. Nikolas Tavlarios, President of Aegean Marine, commented, "With our agreement to acquire the Shell Las Palmas terminal, Aegean Marine continues to actively consolidate the fragmented marine fuel industry in a disciplined manner that meets a strict set of return criteria. Building on the successful acquisition of Verbeke Bunkering, our latest accretive acquisition further expands the Company's vast global network and provides strong growth potential. By capitalizing on our modern delivery fleet and leading brand recognition, we expect to drive future sales volumes throughout the Canary Islands, which serve as a critical bunkering port for all major shipping sectors. We also plan to take advantage of the increasing demand for low sulphur fuel in this sizeable market and utilize the port's considerable storage facilities to procure large quantities of supply to be on hand in order to serve our customers. Including Las Palmas, Aegean Marine will have expanded the number of its service center locations to 16, which serve a total of more than 40 markets worldwide, compared to five markets at the time of our IPO in December 2006."

Spyros Gianniotis, Chief Financial Officer of Aegean Marine, stated, "The ongoing execution of management's growth strategy bodes well for Aegean Marine to continue to expand its market share for the global supply of marine fuel and increase sales volumes. In further enhancing our growth prospects, we plan to leverage our large and diverse customer base upon entering new strategic markets as we have consistently done in the past. We intend to draw upon our significant financial liquidity, including available cash, to finance the acquisition of the Shell Las Palmas terminal and commence operations in the Canary Islands beginning in the third quarter of 2010. As we continue to take advantage of attractive growth opportunities that strengthen our position as the premier independent supplier of marine fuel, we expect to enhance our long-term earnings potential and drive shareholder value."

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 15 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco and the Antwerp-Rotterdam-Amsterdam (ARA) region.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Exhibit 2

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc. Announces Plan to Expand Storage Capacity
Company to Build In-Land Storage Facility Totaling Three Million Barrels in the United Arab Emirates

PIRAEUS, Greece, April 27, 2010 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced that it plans to build an in-land storage facility in the United Arab Emirates (UAE) after entering into a 25-year terminal lease agreement, which includes an option for an additional 25 years, with the Municipality of Fujairah.

Construction of the new facility, which will total approximately three million barrels in capacity, is expected to be completed within the next 18 to 24 months. Aegean Marine intends to lease a portion of the facility upon completion to a third party, which is expected to generate incremental income in addition to the Company's core physical supply operations. Currently, Aegean Marine operates one in-land storage facility located in the U.K. In seeking to capitalize on the increasing worldwide demand for in-land storage, the Company also has an onshore storage facility currently under development in Jamaica and another in Morocco, where Aegean Marine maintains exclusive storage rights. In addition to its in-land storage facilities, the Company continues to operate four double-hull tankers that are used as floating storage. Including the new facilities in the UAE, Jamaica and Morocco, Aegean Marine's total capacity for the worldwide storage of marine fuel is expected to exceed seven million barrels.

E. Nikolas Tavlarios, President, commented, "Our plan to build a new in-land storage facility is consistent with our plan to further grow sales volumes in the United Arab Emirates, the third largest bunkering market in the world, and strengthen our ability to provide superior customer service. As we strategically increase our dedicated in-land storage capacity, we plan to draw upon our revolving credit facilities and seek alternative debt financing to fund this important long-term project. By once again expanding Aegean Marine's infrastructure for the global supply of marine fuel from procurement to delivery, we expect to strengthen our industry leadership and increase our future earnings potential."

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 15 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco and the Antwerp-Rotterdam-Amsterdam (ARA) region.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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